Dragon Beverage, Inc.
1945 Judwick Drive
Columbus, OH 43229

July 12, 2010

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention:  Janice McGuirk

Re:          Dragon Beverage, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 16, 2010
File No.: 333-165863

Dear Ms. McGuirk:

I write on behalf of Dragon Beverage, Inc., (the “Company”) in response to Staff’s letter of June 30, 2010, by John Reynolds, Assistant Director, Legal Division of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 2 to Registration Statement on Form S-1, filed June 16, 2010, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

risk factors

“because competition from traditional non-alcoholic beverage manufacturers…” page 9

1.
we note your revised disclosure and response to prior comment 10 and 13 from our letter dated june 4, 2010.  you state on page 27 that you “do not have a written agreement with market beverage group, inc.” you also state that you have no existing market for your planned products.  given that you do not have an existing market or contract with market beverage, it is unclear on what basis you state on page nine that all of your “distribution relationships and existing markets are expected to be conducted through” market beverage group, inc. please revise accordingly.

In response to this comment, the Company intends to negotiate with Market Beverage Group, Inc. for it to market and distribute our products once finalized.  The Company has not yet negotiated with Market Beverage Group, Inc. to market and distribute product.

plan of distribution, page 19

2.	we note that new disclosure added to the second paragraph. please state the time frame in which you “intend to contact an authorized over-the-counter bulletin board market-maker for sponsorship…”

In response to this comment, the Company plans to contact a market maker after the Registration Statement goes effective.

3.	any expense associated with having a sponsorship should be disclosed along with the source of funds to be used for this purpose.

In response to this comment, the Company understands that market makers may not be compensated for sponsoring to the OTCBB.  No funds will therefore be used to expense the transaction.

4.	we reissue prior comment 23 with respect to the ownership of the company’s shares, stock issued to founders, and any transfers to the current president.

In response to this comment, the Company has fully set forth all issuances of stock in the Company.  No transfers have ever been made.  Mr. Svishevskiy did not receive his shares from Mr. Vincent.  Mr. Svishevskiy received his shares directly from the Company. The Company revised the section title “Organization within the Last Five Years” to make this clearer.

directors, executive officers…page 21

5.
we note your response to prior comment 19.  it is unclear why you deleted disclosure pertaining to the computer business started and operated by mr. svishevskiy.  please revise to provide the requested disclosure or advise.

In response to this comment, counsel mistakenly indicated that Mr. Svishevskiy had already started and operates a computer repair business when the business is in the formative stages at this point.  Mr. Svishevskiy does not currently own and operate a computer repair business so the disclosure was omitted.

our products, page 29

6.
we note your response to prior comments one, three, 24 and 30 from our letter dated june 4, 2010.  we also note statements that you “are in the process of developing…,” “have finalized the end product,” and “have ordered the development of our product…”  you still do not explain the status of your products to be developed and what role you have played and will play.  for example, it is unclear if the three samples were developed solely by market beverage and will serve as the model for the products you plan to have manufactured and distributed by third parties.  it is unclear what role, if any, you played in, for example, the development of the ingredients.  in this regard, statements such as “we are in the process of developing…” and “we have not yet manufactured…” suggest that you have developed the samples and plan to manufacture them, which appears inconsistent with your dependence on other parties for these tasks as referenced in other disclosure.  please revise accordingly where appropriate.  we may have further comment.

In response to this comment, the Company revised its disclosure to clarify the Company’s role and Market Beverage’s role in the development of the products.

distribution, page 30

7.	provide clarification of the steps you will take, and an approximate timeline, for entering into distribution agreements, including an agreement that would cover nationwide distribution.

In response to this comment, the Company updated its disclosures to provide the requested information.

8.
if a contract has been executed, please outline all the material provisions of the agreement and file the contract as an exhibit to the registration statement as required by item 601(b)(10) of regulation s-k.

In response to this comment, no agreement has been executed.

9.	please revise to disclose how you intend for your products to be shipped from the manufacturer to the supermarkets and other stores, and to ufs.

In response to this comment, the Company revised its disclosures as requested.

marketing, page 31

10.	we note your response to prior comment 34 of our letter dated june 4, 2010. please specify whether you have entered into an agreement with or selected any contractors.

In response to this comment, the Company has not entered into any agreements with any contractors.

regulatory matters, page 33

11.	we note your response to prior comment 35. please revise to address how you anticipate funding advice sought from third parties if your revenues are insufficient to cover the associated fees.

In response to this comment, the Company has stated repeatedly throughout the registration statement that it will need to raise money to cover expenses associated with implementing its business plan.

employees, page 34

12.	given the president’s apparent work for other entities, please disclose the approximate number of hours he plans to devote to the company per week.

In response to this comment, the Company included the requested information.

management’s discussion and analysis of financial condition…

overview, page 35

13.	disclose the sources of funding used for the expenses incurred to date.

In response to this comment, the Company used cash from sales of common stock and loans from Mr. Svishevskiy to fund expenses to date.

14.
we note your response to comment 40 and the statement that the amount of money you need to implement your business cannot be estimated.  it is unclear why you do not provide disclosure regarding the approximate amount of funds required to enter into the distribution, manufacturing and other agreements assumed in the disclosure appearing on pages 29, 30 and elsewhere.  please revise accordingly.  in this regard, it appears risk factor may be appropriate if you do not know the approximate costs associated with implementing your business plan, especially to the extent that requires entering into the types of agreements you describe on pages 29, 30 and elsewhere.  we may have further comment.

In response to this comment, the Company included a risk factor about not knowing the amount of money needed to fully implement its business plan.

results of operations for the three months ended march 31, 2010…page 35

15.	as previously requested, please provide more detail for the $20,574 amount in “general and administrative” expenses.

In response to this comment, the Company included the detail for general and administrative expenses.

liquidity, page 36

16.	as previously requested in comment 42 form our june 4, 2010 letter, please state how long the company’s assets will satisfy its cash requirements.

In response to this comment, the Company included the requested information.

certain relationships and related transactions, page 37

17.	as previously requested, please state the dollar amount of the promissory note.

In response to this comment, the Company included the requested disclosure.

18.	with respect to prior comment 45, please briefly provide the basis for your conclusion that the note is not material.

In response to this comment, the Company include the note as an exhibit to the Registration Statement.

part ii

item 26.  recent sales of unregistered securities, page 44

19.	we reissue our previous comment 50 form the june 4, 2010 letter. please disclose the date(s) for the february and march, 2010 issuances of securities. please refer to item 701(a) of regulation s-k.

In response to this comment, the Company opened the offering on February 17, 2010, and closed the offering on March 30, 2010.

form d

20.	we note your response to prior comment 17. please advise us what consideration you have given to amending the form d that was filed on april 5, 2010.

In response to this comment, the Company does not believe that amending the form is necessary.  The Company’s disclosures in its Registration Statement are dispositive about who the executive officers are.

Sincerely,

/s/ Igor Svishevskiy
Igor Svishevskiy